December 4, 2013

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CLARCOR Inc.

Form 10-K for the year ended December 1, 2012

Filed January 25, 2013

File No. 1-11024

Dear Mr. Humphrey:

The following is the response of CLARCOR Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 1, 2013 (the “Comment Letter”) concerning the above referenced documents filed by the Company with the Commission. For your convenience we have set forth below the text of the comments from the Comment Letter, followed by the Company’s response.

Form 10-K for the fiscal year ended December 1, 2012

Notes to Consolidated Financial Statements, page F-8

B. Business Acquisitions, Investments and Redeemable Noncontrolling Interest, page F-12

1. You indicate that the base purchase price to acquire TransWeb was $30 million, excluding cash acquired. However, you withheld payment of $17 million to cover the costs associated with future legal fees expected to be incurred in connection with patent infringement claims made by 3M. In this regard, please tell us and provide us with support for your conclusion that amounts withheld would ultimately be transferred to the Sellers. If you determined that such amounts related to contingent consideration, please provide us with your fair value analysis, at the time of acquisition, including your analysis regarding the probability that some of the $17 million would eventually be transferred as consideration to the Sellers. In particular, tell us how you considered actual consideration transferred, or to be transferred, when arriving at the base purchase price.

RESPONSE:

Under the terms of the equity purchase agreement (“Purchase Agreement”) between the Company and the former owners of TransWeb (the “Sellers”), the Company was contractually obligated to pay the $17 million in question to the Sellers. The $30 million purchase price included this $17 million owed to the Sellers, which we recorded as a liability in our opening balance sheet as of the acquisition date.

As disclosed in our filings, the 3M litigation was underway prior to the execution and closing of the Purchase Agreement. We estimated a valuation for the TransWeb business of approximately $30 million, which valuation was based upon the assumption that the Company would not be responsible for bearing the costs to defend or settle the 3M litigation.

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

December 4, 2013

To minimize the risk that the Company would be responsible for 3M litigation costs, the Purchase Agreement provided that the $17 million liability owed to the Sellers would be reduced dollar-for-dollar for any defined qualifying out-of-pocket costs in connection with the 3M litigation (“qualifying costs”) incurred by the Company following the acquisition date. These qualifying costs primarily included legal fees and settlement amounts in respect of the 3M litigation.

As we incurred qualifying costs following the acquisition date, we expensed those costs and simultaneously recorded the recovery of such costs from the Sellers through a reduction of the $17 million liability and a corresponding credit (reduction) to legal expense. The substance of this structure was essentially the same as if the Company had paid the $17 million in cash to the Sellers at closing, and the Sellers had reimbursed the Company for any qualifying costs we incurred up to $17 million. Under such an arrangement, pursuant to guidance in ASC 450 and consistent with our accounting policies, we would have recorded any legal expenses for the 3M litigation as incurred while crediting legal expense for reimbursements received from the Sellers. In addition, we would have also recorded a liability for the 3M litigation if we determined that any payments to 3M were probable and reasonably estimable and a corresponding indemnification asset for amounts due to us from the Sellers. This structure mitigated any collection risk of future reimbursement from the Sellers.

In determining our acquisition accounting, we also considered whether the terms of the Purchase Agreement contained any element of contingent consideration relative to the $17 million owed to the Sellers. As described above, the Purchase Agreement allowed for the $17 million liability owed to the Sellers to be reduced for qualifying costs incurred by the Company following the acquisition date. After any such reductions, the $17 million liability owed to the Sellers was also subject to reduction in an amount equal to the estimated decline, if any, in TransWeb’s enterprise value resulting from the terms governing a resolution of the 3M litigation (for example, if via settlement the Company was prohibited from selling TransWeb products in a particular market). Theoretically, this “business impact” clause could have given rise to an element of contingent consideration, but we determined that the fair value of this clause was de minimis because this clause would be applicable only if (i) the 3M litigation was resolved before we had incurred $17 million in qualifying costs, and (ii) such resolution had imposed restrictions on TransWeb’s business that we almost certainly would not have accepted without having spent the full $17 million in qualifying costs. We also determined that the valuation impact of any restrictions imposed on TransWeb’s business, even if accepted, would have been immaterial in light of TransWeb’s sales and profitability.

Based on the above, and in accordance with the terms of the Purchase Agreement, we determined we had a $17 million liability owed to the Sellers, and that we would settle this obligation either through direct payments to the Sellers or through the payment of qualifying costs related to the 3M litigation (or some combination thereof). As disclosed in our filings, the qualifying costs have exceeded $17 million and in accordance with the Purchase Agreement, we have reduced the liability owed to the Sellers to zero.

2. Please tell us your basis in accounting literature for including expected future legal fees as part of the assets and liabilities exchanged in the business combination. In particular, please address the fact that such amounts were never paid to the seller and that it appears you did not expect to pay any of the $17 million to the Sellers of TransWeb. For guidance, please refer to ASC 805-10-25-20 through 805-10-25-23.

RESPONSE:

As described in our Response to the Staff’s Comment No. 1, we had a contractual obligation as of the acquisition date to pay the $17 million to the Sellers. This liability was subject to reduction for qualifying costs incurred by the Company following the acquisition date. As described above, the $17 million owed to the Sellers has since been settled by the Company through payments made for qualifying costs.

In determining the accounting for the $17 million contractual liability as of the acquisition date, the Company considered the terms of the Purchase Agreement and guidance in ASC 805 and ASC 450. With

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

December 4, 2013

respect to expected future legal fees, we concluded we had a $17 million contractual obligation to pay the Sellers, with this obligation settled either through direct payments to the Sellers or through the payment of qualifying costs related to the 3M litigation (or some combination thereof). In accounting for qualifying costs incurred since the acquisition date, we expensed them as incurred and simultaneously recorded the recovery of such costs from the Sellers through a reduction of the $17 million liability and a corresponding credit (reduction) to legal expense.

In response to the Staff’s comments, we plan to enhance our financial statement disclosures in future filings with respect to the acquisition of TransWeb. Specifically, we propose to do so within Note L – Contingencies, beginning with our Annual Report on Form 10-K for the fiscal year ended November 30, 2013 (with corresponding changes to be made to Note B – Business Acquisitions), by including the following description (subject to any changes in facts and circumstances related to this footnote that may occur between now and our filing date): “The Company acquired TransWeb on December 29, 2010. The $30 million base purchase price included a $17 million liability due to the former owners of TransWeb, which payment could be reduced dollar-for-dollar for qualifying costs incurred by the Company in connection with the 3M litigation. Since the acquisition date, the Company has expensed legal costs in connection with the 3M litigation and simultaneously recorded the recovery of such costs from the former owners through a reduction of the liability due to the former owners and a corresponding reduction in legal expense. As of the date of this filing, the qualifying costs incurred by the Company have exceeded $17 million, and, as such, no further payments are due to the former owners of TransWeb.”

3. With regard to the acquisition of TransWeb, please tell us how the $17 million withheld for future legal fees met the recognition and measurement criteria in ASC 450 at the date of acquisition. Based on your MD&A disclosures, it appears that you do not accrue in advance for other legal fees associated with loss contingencies. As such, please tell us how your accounting complies with ASC 450-20-S99-2. For additional guidance, refer to ASC 805-20-25-2.

RESPONSE:

We incorporate our Responses to the Staff’s Comments No.1 and No.2 above in relation to this Comment No.3, as we believe that discussion renders this Comment No. 3 inapplicable.

As described above, as of the acquisition date, we had a contractual obligation of $17 million owed to the Sellers which could be reduced dollar-for-dollar for qualifying costs incurred by the Company. The qualifying costs we incurred, which were not capitalized in our opening balance sheet for TransWeb, were recorded as expenses and we simultaneously recorded the recovery of such costs from the Sellers through a reduction of the $17 million liability and a corresponding credit (reduction) to legal expense. The $17 million due to the Sellers has since been settled in full through payments for qualifying costs made by the Company.

4. Though consideration was not transferred to the seller, it appears that you capitalized future legal fees for potential patent infringements in connection with the TransWeb acquisition. As such, it appears that future legal costs of defending such claims were not reflected on your statement of operations at the time of acquisition or in any subsequent periods in which such expenses were incurred. In this regard, please provide us with your basis in accounting literature for capitalizing future legal expenses. Also, tell us why you believe that legal fees in connection with defending patent infringement claims should not result in the recognition of an expense.

RESPONSE:

We incorporate our Responses to the Staff’s Comments No. 1, No. 2 and No. 3 above in relation to this Comment No. 4, as we believe that discussion renders this Comment No. 4 inapplicable.

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

December 4, 2013

As described above, as of the acquisition date, we had a contractual obligation of $17 million owed to the Sellers which could be reduced dollar-for-dollar for qualifying costs incurred by the Company. The qualifying costs we incurred, which were not capitalized in our opening balance sheet for TransWeb, were recorded as expenses and simultaneously we recorded the recovery of such costs from the Sellers through a reduction of the $17 million liability and a corresponding credit (reduction) to legal expense. The $17 million due to the Sellers has since been settled in full through payments for qualifying costs made by the Company.

*        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to me at (615) 771-5134 or Richard M. Wolfson, Vice President - General Counsel and Secretary of the Company, at (615) 771-3505.

Sincerely,

/s/ David J. Fallon
David J. Fallon
Vice-President - Finance & Chief Financial Officer

cc:	Beverly Singleton, Securities and Exchange Commission

Juan Migone, Securities and Exchange Commission

Christopher L. Conway, Chairman and CEO, CLARCOR Inc.

Richard M. Wolfson, General Counsel, CLARCOR Inc.

Dave Shaffer, Partner, PriceWaterhouseCoopers